OPTIMIZERX CORPORATION
407 SIXTH STREET
ROCHESTER, MI 48307

December 31, 2008

United States Securities and Exchange Commission
100 F Street. N.E.
Washington D.C. 20549
Attn: David Orlic, Special Counsel

Re: OptimizeRX Corporation (the “Company”) Registration Statement on Form S-1 Filed November 12, 2008 File No. 333-455280

Dear Mr. Orlic,

By letter dated December 9, 2008, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on the Company’s Registration Statement on Form S-1 (the “Registration Statement”).  Below are the Company’s responses to the Staff’s comments.  For ease of reference, each response is preceded by the Staff’s comment.

General

1.	We remind you of the need to update your interim financial statements. Please refer to Article 8-08 of Regulation S-X.

Response:

The Company has updated its interim financial statements.

Cover Page of Registration Statement

Fee Table

2.
We note that you are registering the resale of up to 2,230,000 shares of common stock that are issuable upon conversion of the Series A preferred stock. However, on the cover page of the prospectus, you indicate that you are also registering the resale of shares of common stock issuable upon exercise of the Series A warrants. Please advise. Also clarify whether the 2,230,000 shares of common stock to which the registration statement relates includes any shares issuable as dividends on the Series A preferred stock. If not, please make clear where you discuss the option to pay dividends in stock in the prospectus that the stock is not included as part of this offering.

Response:

The Company has amended the Registration Statement to correct the inconsistency.  Further, the Company has clarified that the 2,230,000 shares of common stock to which the Registration Statement relates does not include any shares issuable as dividends on the Series A Preferred Stock.

Cover Page of the Prospectus

3.
We note your statement that the offering price may be the market price prevailing at the time of sale or a privately negotiated price. We also note your statement on page 18 that you have proposed a selling price of $4.05 per share. Please clarify your disclosure. If your selling shareholder will be selling at a fixed price or price range, please include that fixed puce or price range on the cover page of your prospectus. Conforming changes will be required elsewhere in the document, if your selling shareholder will not be selling at a fixed price or price range, please advise us of your basis for omitting pricing information. Item 501(b) (3) of Regulation S-K and Schedule A, paragraph 16, of the Securities Act of 1933 generally require inclusion of pricing information in your prospectus.

Response:

The Company has amended the Registration Statement to clarify the above referenced disclosure.

Risk Factors

Risk Factors Related to Our Stock

Our issuance of common stock at a price below prevailing trading prices…” page 15

4.
Expand the discussion in this risk factor to include all of the stock issuable as dividends on the convertible preferred stock and upon exercise of the warrants issued to the finder in regard to the private placement that closed in September, 2008.

Response:

The Company has revised the Registration Statement to expand the discussion of the risk factor accordingly.

Our issuance of shares of preferred stock, warrants and stock options…”page 15

5.	Expand the discussion in this risk factor to quantify the amount of each type of security outstanding and issuable upon conversion of all outstanding preferred stock, options and warrants.

Response:

The Company has revised the Registration Statement to expand the discussion in this risk factor to quantify the amount of each type of security outstanding and issuable upon conversion of all outstanding preferred stock, options and warrants, respectively.

September 8, 2008 Private Placement, page 20

6.
Ensure that you have discussed all of the material provisions of the Series A preferred stock. We note for example, that you do not discuss the conversion features of the stock. Also ensure that you have defined all terms used in your discussion. We note that you have not defined the term “Conversion Price” on page 20.

Response:

The Company has amended the Registration Statement to include all of the material provisions of the Series A Preferred Stock.

7.	Specify the equity conditions that must be met before you may issue common stock as dividends on the Series A preferred stock.

Response:

The Company has amended the Registration Statement to specify the above referenced equity conditions.

8.	It appears that language is missing from the third sentence in the third full paragraph on page 20. Please advise.

Response:

The Company has revised the above referenced disclosure.

9.	In the third full paragraph on page 22, you refer to a table setting forth the amount of each payment in connection with the private placement, but no table appears. Please provide this information.

Response:

The Company has revised its disclosure in Comment  6 and Comment 7 to encompass the information required by Paragraph 9.

Management’s Discussion and Analysis of or Plan of Operation

Six Months Ended June 30. 200S

Liquidity and Capital Resources, page 32

10.
Expand your discussion to state the extent to which you are currently using funds in your Operations on a monthly basis, and indicate whether the expected rate at which capital is used in operations over the 12 month period will vary from that amount by how much and why.

Response:

The Company has revised the Registration Statement to discuss the extent to which the Company is currently using funds in its Operations on a monthly basis, and has indicated whether the expected rate at which capital is used in operations over the 12 month period will vary from that amount by how much and why.

Years ended December 31, 2007 and 2006

Liquidity and Capital Resources, page 32

11.	Discuss your historical sources of liquidity. We note your discussion of sales of common stock beginning October 2007 through September 2008 discussed on page II-1.

Response:

The Company has revised the Registration Statement to discuss historical sources of liquidity.

Security Ownership of Certain Beneficial Owners and Management, page 36

12.	Ensure that you have provided all of the information required by item 403 of Regulation S-K. We note that Vicis Capital Master Fund is not included on this table. Please advise.

Response:

The Company has revised the Beneficial Ownership Table to include Vicis Capital Master Fund.

Transactions with Related Persons Promoters and Certain Control Persons, page 38

13.
Ensure that you have provided all of the information required by Item 404 of Regulation S-K. As an example, in regard to the personal loans from the two private investors, provide the information required by Item 404(a) (5).

Response:

The Company has revised its disclosure regarding the two personal loans.

Information Not Required in Prospectus

Indemnification of Directors and Officers. page II-1

14.
Ensure that you have provided all of the information required by Item 702 of Regulation S-K, including the general effect of any statute under which any controlling person, officer or director is indemnified.

Response:

The Company has revised its disclosure to include all information required by Item 702 of Regulation S-K.

Signatures

15.
The Form S-1 must be signed by your Principal Financial Officer and Controller or Principal Accounting Officer, or persons performing similar functions. With your next amendment, please provide the appropriate signatures.

Response:

The Company has revised the signature blocks accordingly.

The Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;
•	Any changes to disclosure in response to the Commission’s comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions, please feel free to contact me at any time.

Sincerely, /s/ Dave Harrell Dave Harrell Chief Executive Officer